Exhibit 1

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s 2023 Annual Report, as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2023 Annual Report, as amended, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2023 Annual Report, as amended to date.

Republic of Colombia

Domestic Initiatives

On November 18, 2024, the Seventh Commission of the Chamber of Representatives approved a healthcare reform bill aimed at strengthening the healthcare system, particularly in rural areas, to ensure that all Colombian people have access to adequate healthcare services. The bill now awaits consideration by the full Chamber of Representatives, which is expected to take place in 2025.

On November 19, 2024, the Senate elected Miguel Efraín Polo Rosero as a judge of the Constitutional Court, succeeding Antonio José Lizarazo, whose term expires in February 2025.

On November 12, 2024, the International Centre for Settlement of Investment Disputes (“ICSID”) issued an arbitral award against Colombia in an arbitration dispute with Telefónica, S.A. The arbitral tribunal found that the treatment given by the Colombian government to certain investments made by Telefónica, S.A. in Colombia did not comply with the fair and equitable standard required under the Treaty for the Promotion and Reciprocal Protection of Investments signed between the Republic of Colombia and the Kingdom of Spain on March 31, 2005. As a result, Colombia was held liable for the payment of U.S.$379.8 million to Telefónica, S.A. to compensate the company for a payment made in 2017 to the Ministry of Information and Communications Technologies (MinTIC) pursuant to an award by another arbitral tribunal granted under the arbitration and conciliation regulations of the Bogotá Chamber of Commerce.

On November 27, 2024, the Colombian government filed a motion before ICSID seeking to annul the arbitral award granted in favor of Telefónica, S.A.

On December 4, 2024, the Senate approved a criminal procedure system reform bill aiming to provide Colombian authorities with legal tools to decrease the backlog of judicial processes involving criminal matters and reduce impunity in the criminal justice system. The bill is still subject to the approval of the Chamber of Representatives, where it will undergo two more rounds of discussions.

On December 20, 2024, President Petro enacted Decree 1552, which modified certain provisions of Decree 1068 of 2015 regarding the calling of meetings of the Comisión Interparlamentaria de Crédito Público (the “CICP”). Under the new rules, the members of the commission will be summoned by the Minister or the General Deputy Minister of Finance and Public Credit with at least eight calendar days in advance of the proposed meeting date. If a meeting of the CICP is called upon twice to discuss a certain matter and the CICP does not issue an opinion within thirty calendar days from the date of the second calling of said meeting, it will be deemed to not have approved said matter. Nevertheless, Decree 1552 provides that the decisions of the CICP are not binding and the Ministry of Finance and Public Credit may proceed with the proposed public credit transaction, subject to the limitations provided in article 3 of Law 18 of 1970.

On December 23, 2024, Colombia filed its response to the arbitration claim regarding the discovery of the Galeón San José initiated by Sea Search Armada, LLC in June 2024. Colombia argues that the claimant did not find the Galeón San José and has no rights over Colombia’s cultural heritage.

On January 7, 2025, the Colombian government reached an agreement with six highway concessionaires to freeze toll rates for the next six months despite significant scheduled increases under the applicable concession agreements during 2025. This agreement follows an increase in toll rates earlier this year. According to the agreement, toll rates in the following toll stations will remain frozen for six months: (i) “Fusca – Chía”, at the exit of Bogotá; (ii) “Los Andes, Unisabana”, on the Northern Highway of Bogotá; (iii) “El Placer, via Rumichaca–Pasto”, in Nariño; (iv) “Cisneros”, in Antioquia; (v) “Carmen de Bolívar” from the Puerta El Hierro concession; (vi) “Autopista al Mar”, in northwestern Antioquia; and (vii) “Transversal del Sisga–Machetá”, in Cundinamarca. During the next six months, the National Infrastructure Agency (ANI) will continue leading negotiations to prepare a formula for the implementation of the contractual adjustments provided in the concession agreements signed between 2014 and 2015.

On January 29, 2025, President Petro appointed the then General Deputy Minister, Diego Guevara, as the new Minister of Finance and Public Credit. Diego Guevara has been undertaking the duties of that office since December 2024, following the resignation of the former Minister of Finance and Public Credit, Ricardo Bonilla.

GPS Reform Bill

On December 2, 2024, the Chamber of Representatives approved the GPS Reform Bill in its eighth and final debate.

On December 12, 2024, the Senate and the Chamber of Representatives concluded the GPS Reform Bill’s conciliation stage and approved the final draft of the GPS Reform Bill, which has yet to be signed into law by President Petro.

Notwithstanding the final approval of the GPS Reform Bill, the reform of the general participation system will come into force only if Congress approves, between 2025 and 2026, a separate bill assigning greater responsibilities to territorial entities (the “Delegation Law”). In view of the changes approved through the GPS Reform Bill, including the transfer of additional resources to these territorial entities, such entities must strengthen their management capacity and take a more active role in the administration, execution and supervision of programs and projects. For this reason, the Ministry of the Interior has proposed that the Delegation Law be developed and discussed by a technical committee that includes all relevant stakeholders, with support from the Organization for Economic Cooperation and Development (OECD) and the Development Bank of Latin America (CAF).

Currently, transfers to territorial entities in Colombia amount to approximately 20% of the Central Government’s current revenues. If the GPS Reform Bill is enacted, these transfers are expected to increase gradually to 39.5% of the Central Government’s current revenues over a period of up to 12 years, starting in 2027, as new responsibilities are assigned to Colombia’s territorial entities upon the approval of the Delegation Law.

Guerilla Activity

On December 11, 2024, the Prosecutor General’s Office imposed precautionary measures on certain assets owned by individuals allegedly involved in illegal activities linked to the ELN. Such assets were preliminarily valued at more than Ps.33 billion.

On January 17, 2025, President Petro announced the suspension of peace talks with the ELN due to recent acts of violence in the Catatumbo region.

On January 24, 2025, President Petro enacted Decree 62, declaring a state of internal unrest in the Catatumbo region, located in the northeast of the department of Norte de Santander, as well as in the metropolitan area of Cúcuta, due to the acts of violence involving the ELN and FARC dissidents. The decree will be valid for ninety days and seeks to ensure the deployment of adequate resources to face the humanitarian crisis.

Criminal Activity

As of and for the eleven-month period ended November 30, 2024, 278 kidnapping incidents were reported, reflecting a 11% decrease from the 314 incidents reported during the same period in 2023. As of and for the eleven-month period ended November 30, 2024, 176 terrorism incidents were reported, reflecting a 4.3% decrease from the 184 terrorism incidents reported in the same period in 2023.

Corruption Investigations

On August 5, 2024, the Prosecutor General’s Office filed charges against former presidential candidate Oscar Ivan Zuluaga Escobar for his alleged involvement in the crimes of falsification of private documents, procedural fraud and illicit enrichment. Charges were also filed against David Zuluaga Martinez, who was the campaign manager of Escobar’s presidential campaign, for his alleged involvement in the crime of procedural fraud. The Prosecutor General’s Office claimed to have evidence demonstrating that, during the 2014 electoral process, Oscar Ivan Zuluaga Escobar and David Zuluaga Martinez hid monetary contributions to the campaign made by the Brazilian construction company Odebrecht.

On November 12, 2024, the Supreme Court of Justice opened a formal investigation against five congresspersons and one former congressman for allegedly receiving improper benefits in connection with the approval of projects and contracts involving the UNGRD in the municipalities of Cotorra (Córdoba), Saravena (Arauca) and Carmen de Bolívar (Bolívar). The investigation involves congresspersons Liliana Esther Bitar Castilla, Juan Pablo Gallo Maya, Wadith Alberto Manzur Imbett, Julián Peinado Ramírez and Karen Astrith Manrique Olarte, as well as former congressman Juan Diego Muñoz Cabrera. According to the Supreme Court of Justice, the alleged benefits were received during the time these individuals served as members of the CICP.

On November 18, 2024, the Prosecutor General’s Office reported that former UNGRD directors Olmedo de Jesús López Martínez, Sneyder Augusto Pinilla Álvarez and Luis Carlos Barreto Gantiva, former advisor Pedro Andrés Rodríguez Melo, contractor Luis Eduardo López Rosero and lawyer Édgar Eduardo Riveros Rey agreed to enter into plea deals, and the Prosecutor General’s Office would submit such plea deals to the competent courts for confirmation. Under the plea deals, such individuals agreed to (i) return the amounts that each of them unlawfully misappropriated through the crimes in which they were involved, (ii) plead guilty for the crimes committed, and (iii) commit to cooperate with further investigations into senior officials and others potentially involved in corrupt practices at the UNGRD.

On December 18, 2024, a judge in Bogotá imposed a preventive detention measure on Sandra Liliana Ortiz Nova, former regional counselor of the Presidency of the Republic. Sandra Liliana Ortiz Nova is accused of allegedly participating in money laundering and influence peddling related to corrupt practices at the UNGRD. According to the evidence presented by the Prosecutor General’s Office, Sandra Liliana Ortiz Nova allegedly transported and delivered Ps.3 billion for the payment of bribes.

Foreign Affairs

On November 26, 2024, the British government decided to reinstate the visa requirement for Colombian nationals.

On January 10, 2025, the Colombian government announced its decision to maintain bilateral relations with Venezuela due to the close relationship between the two countries in economic, commercial, social, cultural, humanitarian and security matters. Nevertheless, Colombia pointed out that this decision does not mean an endorsement of the 2024 presidential election results in Venezuela.

On January 16, 2025, the governments of Colombia and the United States agreed and signed an interpretative note on Chapter 10 of the U.S.-Colombia Trade Promotion Agreement (the “TPA”), which regulates investments and investor-state disputes among both countries. The note does not amend the TPA or any of the protections granted to investors thereunder but rather clarifies how certain provisions of the treaty regarding investor-state disputes should be interpreted and construed, aiming to strengthen the national sovereignty of the countries and reduce the risk of instability in its public finances.

On January 26, 2025, after President Petro’s refusal to accept two repatriation flights from the U.S. that were previously authorized, the president of the United States, Donald J. Trump, announced that he would seek a broad package of sanctions, tariffs and other actions. The announced tariffs would commence at 25% and increase in a week to 50% on exports from the Republic into the United States. The Secretary of State of the United States, Marco Rubio ordered a suspension of visa issuance at the U.S. Embassy’s Bogota consular section.

On January 26, 2025, the Colombian government announced that it would receive Colombians deported from the United States and based on that agreement, the broad package of sanctions and tariffs would not be signed or implemented by the United States. Sanctions with regards to visa issuances remained in place until the repatriation flights resumed.

On January 28, 2025, after the flights resumed, diplomatic relations between the two countries have returned to normal and sanctions and tariffs are no longer expected to be imposed by either country.

Economy

Minimum wage

On December 24, 2024, President Petro decreed a 9.5% increase in the minimum wage in effect in Colombia for 2025. As a result, the monthly minimum wage was increased by Ps.123,500, reaching an aggregate amount of Ps.1,423,500. Additionally, the transportation subsidy was increased by Ps.38,000, from Ps.162,000 to Ps.200,000. Taken together, these increases have raised the nominal minimum wage, including the transportation subsidy, to Ps.1,623,500 as from January 1, 2025.

Employment and Labor

The following table presents national monthly average unemployment rates from January 2019 to November 2024, according to the methodology adopted by the National Department of Statistics of Colombia (DANE):

National Monthly Average Unemployment Rates(1)

	2019	2020	2021	2022	2023	2024
January	13.1%	13.5%	17.6%	14.6%	13.7%	12.7%
February	12.1%	12.8%	15.6%	12.9%	11.4%	11.7%
March	11.2%	13.2%	14.7%	12.1%	10.0%	11.3%
April	10.7%	20.5%	15.5%	11.2%	10.7%	10.6%
May	11.0%	22.0%	15.2%	10.6%	10.5%	10.3%
June	9.7%	20.4%	14.6%	11.3%	9.3%	10.3%
July	11.3%	20.9%	13.1%	11.0%	9.6%	9.9%
August	11.2%	17.4%	12.9%	10.6%	9.3%	9.7%
September	10.8%	16.3%	12.0%	10.7%	9.3%	9.1%
October	10.1%	15.3%	12.0%	9.7%	9.2%	9.1%
November	9.6%	13.9%	11.5%	9.5%	9.0%	8.2%
December	9.9%	13.9%	11.1%	10.3%	10.0%

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	First Quarter	Second Quarter	Third Quarter
Agriculture, fishing, hunting and forestry	14.5%	14.3%	14.3%
Mining and quarrying	1.1%	1.3%	1.1%
Manufacturing	10.8%	10.8%	10.6%
Electricity, gas and water supply	1.3%	1.2%	1.5%
Construction	6.6%	6.8%	6.6%
Retail, hotels and restaurants	24.8%	24.9%	24.8%
Transport, storage and communications	9.2%	9.2%	9.2%
Financial intermediation	1.9%	1.9%	1.7%
Real estate, renting and business activities	9.2%	8.9%	9.3%
Community, social and personal services	20.4%	20.5%	21.0%
Total	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Foreign Trade and Balance of Payments

Balance of Payments

In recent years, Colombia has registered deficits in the primary income of its current account because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. Preliminary data indicates that Colombia registered a deficit in the primary income of its current account of U.S.$3,262.01 million in the third quarter of 2024. On the other hand, the secondary income category registered inflows of U.S.$4,073.27 million in the same period. As to the services category, Colombia registered a deficit of U.S.$123.61 million in the third quarter of 2024, a 17% decrease compared to the same period in 2023.

Preliminary data shows that Colombia registered a current account deficit of U.S.$1,669.22 million in the third quarter of 2024, a 1% increase compared to the same period in 2023. According to preliminary figures, total foreign investment registered a surplus of U.S.$825.59 million in the third quarter of 2024, an increase from the U.S.$503.26 million surplus registered in the same period in 2023.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports for the periods indicated:

Merchandise Exports to Major Trading Partners

	2019(1)	2020(1)	2021(1)	2022(1)	2023(1)	As of October 31, 2024(1)
	(percentage of total exports)
United States	29.2	28.7	26.5	26.1	26.7	29.2
Venezuela	0.5	0.6	0.8	1.1	1.4	1.9
Mexico	3.6	3.7	2.9	3.1	3.8	4.0

	2019(1)	2020(1)	2021(1)	2022(1)	2023(1)	As of October 31, 2024(1)
	(percentage of total exports)
China	11.6	8.9	8.8	3.8	5.0	4.8
Netherlands	3.1	2.3	2.4	4.7	4.1	2.8
Ecuador	4.9	4.7	4.2	3.3	4.0	3.9
Panama	6.0	4.6	5.8	10.3	9.4	9.0
Spain	1.3	1.6	1.7	2.6	2.3	1.4
Dominican Republic	0.9	0.8	1.1	1.6	1.2	1.3
Chile	2.5	2.5	2.6	2.8	2.1	2.1
Peru	2.9	2.8	2.6	1.9	2.3	2.3
Brazil	3.7	4.1	5.0	4.1	3.8	3.9
India	0.9	2.6	5.4	4.0	4.8	5.6
United Kingdom	1.2	1.2	1.1	1.1	0.9	1.0
Switzerland	0.4	0.4	0.4	0.2	0.2	0.3
Turkey	3.0	2.9	3.1	4.0	1.7	1.5
Canada	1.1	1.3	1.7	2.0	1.4	1.3
Others	23.3	26.2	24.0	23.3	25.0	23.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.

Source: DANE and National Directorate of Customs and Taxes.

Merchandise Imports by Major Trading Partners(1)

	2019(2)	2020(2)	2021(2)	2022(2)	2023(2)	As of October 31, 2024(2)
	(percentage of total imports)
United States	25.1	24.1	23.6	25.1	25.6	25.5
Mexico	7.5	6.9	6.5	5.6	5.0	5.2
China	20.8	23.8	23.1	23.2	21.6	24.2
France	2.8	2.3	2.5	3.4	3.4	2.0
India	2.2	2.2	2.2	2.1	2.2	2.4
South Korea	1.3	1.5	1.5	1.3	1.4	1.5
Germany	4.2	3.8	3.5	3.1	3.8	3.5
Brazil	6.0	5.7	5.7	7.0	6.3	5.3
Argentina	1.8	1.6	2.1	2.1	2.2	1.5
Japan	2.3	2.0	2.1	1.8	2.1	2.3
Spain	1.9	1.8	2.1	1.8	2.0	1.8
Italy	1.6	1.6	1.5	1.6	1.8	1.8
Canada	1.6	1.7	1.6	1.6	1.6	1.5
Others	20.8	21.1	22.0	20.3	21.0	21.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Correspond to country of purchase.
(2)	Preliminary.

Source: DANE and National Directorate of Customs and Taxes.

During the ten-month period ended October 31, 2024, Colombia’s three major export partners (FOB) were the United States, Panama and India, representing 29.2%, 9.0% and 5.6% of Colombia’s total exports during such period, respectively.

During the ten-month period ended October 31, 2024, Colombia’s three major import partners (FOB) were the United States, China and Brazil, representing 25.5%, 24.2% and 5.3% of Colombia’s total imports during such period, respectively.

Monetary System

Interest Rates and Inflation

On December 20, 2024, the Banco de la República lowered the discount rate by 25 bps to 9.50%.

The 12-month change in the CPI as of December 31, 2024 was 5.2%.

As of December 31, 2024, the year-over-year Producer Price Index (“PPI”) increased by 7.33% according to preliminary data, mainly due to an increase in prices of agriculture, livestock and fishing (16.57%).

As of December 31, 2024, the Fixed Term Deposit rate (“DTF”) was 9.22%.

The following table shows changes in the CPI and the PPI and average 30-day deposit rates for the periods indicated:

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2024
October	5.4	1.3	9.44
November	5.2	4.8	9.27
December	5.2	7.3	9.22

(1)	Percentage change over the previous 12 months at the end of each month indicated.
(2)	Average for each indicated month in 2024, year-on-year of the DTF, as calculated by the Financial Superintendency.

Source: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

The following table shows the average and end-of-period peso/dollar exchange rates and the Real Exchange Rate Index for the dates and periods indicated:

Exchange Rates

Year	Average(1)	End-of- period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 2010=100)
2024
October	4,257.76	4,413.46	127.25
November	4,411.12	4,419.59	128.68
December	4,386.20	4,409.15	125.71

(1)	Representative market rate as calculated by the Financial Superintendency.
(2)

Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The Real Exchange Rate Index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year. From May 2015, the Real Exchange Rate Index base is 2010. Producer price index figures used in calculating Colombian Peso Real Exchange Rate Index for 2015 use the new methodology described above.

(3)	The Real Exchange Rate Index figures for 2024 are preliminary.

Source: Superintendencia Financiera and Banco de la República.

International Reserves

As of November 30, 2024, gross international reserves increased by U.S.$4,366.99 million, reaching a total of U.S.$62,976.41 million, compared to November 30, 2023.

As of December 24, 2024, the General Directorate of Public Credit and National Treasury had no active positions in swaps or forward contracts over foreign exchange.

Public Sector Finance

General

On November 27, 2024, following a meeting of the Council of Ministers held under the direction of President Petro, the Ministry of Finance decided to cut expenses provided in the 2024 Budget in an aggregate amount of Ps.28.4 trillion, a reduction equivalent to 5.6% of the 2024 Budget.

On December 4, 2024, the Senate floor approved the biannual royalties budget bill for 2025 and 2026, enabling the transfer of Ps.30.9 trillion to 1,103 municipalities in Colombia within the next two years. Such resources are intended to be deployed by the municipalities for the execution of projects with general benefits and a territorial focus, particularly those capable of fostering regional development.

2025 Budget

On December 18, 2024, the Colombian government enacted Decree 1523, establishing the 2025 National General Budget (the “2025 PGN”) in an aggregate amount of Ps.511 trillion.

On December 30, 2024, the Colombian government enacted Decree 1621, which detailed the appropriations and classified and allocated the expenditures provided in the 2025 PGN.

Financing Law Bill

On December 2, 2024, the President of the Senate confirmed that the Financing Law Bill would not be presented for discussion in the joint economic commissions of Congress due to a lack of agreement among the members of such commissions.

On December 11, 2024, the economic commissions of the Senate and the Chamber of Representatives decided to reject and shelve the Financing Law Bill proposed by the Colombian government.

Public Sector Debt

General

As of November 30, 2024, the Central Government gross debt totaled Ps.1,012,958 billion, equivalent to 60.1% of GDP, of which internal debt totaled Ps.649,871 billion (38.6% of GDP) and external debt totaled Ps.363,087 billion (21.6% of GDP). As of the first semester of 2024, net debt of the Central Government totaled Ps.932,957 billion, equivalent to 55.4% of GDP, of which internal debt totaled Ps.610,696 billion (36.3% of GDP) and external debt totaled Ps.322,262 billion (19.1% of GDP).

Public Sector Internal Debt

As of November 30, 2024, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps.655,279.9 billion, compared to Ps.572,823.8 billion as of November 30, 2023.

The following table shows the direct internal funded debt of the Central Government as of November 30, 2024, by type:

Central Government: Internal Public Funded Debt - Direct Funded Debt

	As of November 30, 2024	As of November 30, 2023
	(In millions of Ps.)
Treasury Bonds	560,797,453	486,870,762
Treasury Bonds (short term)	18,907,499	11,474,499
Pension Bonds	4,183,933	5,372,298
Peace Bonds	756	761
Constant Value Bonds	1,225,366	1,305,575
Others(1)	1,853,247	1,892,889
Security Bonds	0	0
Treasury Notes	58,569,950	56,165,315
Solidarity Notes	9,741,703	9,741,703

Total	655,279,907	572,823,803

Total may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk - Ministry of Finance.

On January 7, 2025, the Ministry of Finance launched its short term treasury bonds placement program for 2025, issuing Ps.300 billion in Short Term Treasury Bonds (TCO) maturing on December 2, 2025. Purchase intentions were received for Ps.777 billion, 3.9 times the amount of Ps.200 billion initially offered.

On January 8, 2025, the Colombian government launched its 2025 financing program in the Colombian securities market by auctioning Ps.600 billion in Treasury Bonds denominated in Real Value Units (the “UVR”), with two new maturities set for sixteen years (maturing in 2041) and thirty years (maturing in 2055). The placement was equivalent to 1.592 billion UVR units. Purchase bids were received for Ps.1.31 trillion, 3.3 times the amount of Ps.400 billion initially offered.

Public Sector External Debt

On November 20, 2024, Fitch Ratings reaffirmed Colombia’s long term foreign currency issuer default rating at BB+ with a stable outlook.

On January 23, 2025, S&P Global Ratings reaffirmed Colombia’s foreign currency rating at BB+ with a negative outlook and local currency rating at BBB-.

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of November 30, 2024	As of November 30, 2023
	(In millions of U.S. dollars)
Central Government	82,154	79,335
Public Entities(2)
Guaranteed	1,344	1,435
Non-Guaranteed	26,744	27,572

Total External Funded Debt	110,241	108,342

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of November 30, 2024 and November 30, 2023, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database - Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of November 30, 2024	As of November30, 2023
	(In millions of U.S. dollars)
Multilaterals	35,125	36,076
IDB	11828	11,830
World Bank	16,261	15,732
Others	7,035	8,515
Commercial Banks	6,633	7,291
Export Credit Institutions	2,358	2,364
Bonds	60,922	57,290
Foreign Governments	5,204	5,320
Suppliers	0	0

Total	110,241	108,342

Total may differ due to rounding.

(1)

Provisional; subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of November 30, 2024 and November 30, 2023, respectively.

Source: Debt Database - Ministry of Finance.

TABLES AND SUPPLEMENTARY INFORMATION

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt(1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed (millions of original currency)	Principal Amount Outstanding as of November 30, 2024(2) (millions of U.S. dollars)
Central Government
8.375% Notes 2027(*)	1997	2027	USD	250	74
11.85% Global Bonds 2028	2000	2028	USD	22	9
10.375% Global Bonds 2033(*)	2003	2033	USD	635	341
7.375% Notes 2037(*)	2006	2037	USD	1,818	1,818
9.85% Global TES Bonds 2027(2)	2007	2027	COP	1,924,515	435
6.125% Global Bonds 2041(*)	2009	2041	USD	2,500	2,500
5.625% Global Bonds 2044(*)	2014	2044	USD	2,500	2,500
5.000% Global Bonds 2045(*)	2015	2045	USD	4,500	4,500
4.500% Global Bonds 2026	2015	2026	USD	1,500	1,017
3.875% Global Bonds 2026(2)	2016	2026	EUR	1,350	1,426
3.875% Global Bonds 2027(*)	2017	2027	USD	2,400	1,740
4.500% Global Bonds 2029(*)	2018	2029	USD	2,000	2,000
5.200% Global Bonds 2049	2019	2049	USD	2,800	2,800
3.000% Global Bonds 2030	2020	2030	USD	1,543	1,543
3.125% Global Bonds 2031	2020	2031	USD	2,540	2,540
4.125% Global Bonds 2051	2020	2051	USD	1,500	1,500
3.250% Global Bonds 2032	2021	2032	USD	2,000	2,000
4.125% Global Bonds 2042	2021	2042	USD	1,000	1,000
3.875% Global Bonds 2061	2021	2061	USD	1,300	1,300
8.000% Global Bonds 2033	2022	2033	USD	1,624	1,624
7.500% Global Bonds 2034	2023	2034	USD	2,200	2,200
8.000% Social Global Bonds 2035(*)	2023	2035	USD	1,900	1,900
8.750% Social Global Bonds 2053(*)	2023	2053	USD	1,900	1,900
7.750% Global Bonds 2036	2024	2036	USD	2,000	2,000
8.375% Global Bonds 2054	2024	2054	USD	1,640	1,640
Total					42,308

Totals may differ due to rounding.

(1)	Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year).
(2)

Principal amount outstanding on November 30, 2024 was converted to U.S. dollars at the corresponding exchange rate on November 30, 2024 (COP/USD = Ps.4,419.59 / U.S.$1.00; USD/EUR = U.S.$1.0562 / €1.00).

(*)	Includes reopenings.

Source: Debt Database - Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding as of November 30, 2024
			(millions of U.S. dollars)
World Bank	Various	Various	16,261
IADB	Various	Various	11,828
Others	Various	Various	7,035
Total			35,125

Totals may differ due to rounding.

Source: Debt Database - Ministry of Finance.

Loans from Banks (1)

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Disbursed	Principal Amount Outstanding as of November 30, 2024
					(millions of U.S. dollars)
Commercial Bank Loans	Various	Various	Various	Various	n.a.	6,633
Export Credits	2%-7.75%	Various	Various	USD, EUR	n.a.	2,358
Governments	0%-4.83%	Various	Various	USD, EUR, CNY	n.a.	324
Total						9,315
Total Outstanding Long-Term Direct External Debt						60,922

n.a. = Not available.

Totals may differ due to rounding.

(1)	Medium- and long-term indebtedness.

Source: Debt Database - Ministry of Finance.

Other External Public Sector Debt

Guaranteed Debt and Non-Guaranteed Debt(1)(2)

Borrower	Guaranteed Debt	Non-guaranteed Debt	Principal Amount Outstanding as of November 30, 2024
	(millions of U.S. dollars)
Non-Financial Public Sector:
AGUAS Y AGUAS DE PEREIRA	1	0	1
BOGOTA DISTRITO CAPITAL	26	556	582
DEPARTAMENTO DE ANTIOQUIA	24	26	50
E.P.M. DE MEDELLIN	155	3,632	3,787
E.T.M.V.A. METRO	1	0	1
ECOPETROL	0	17,450	17,450
ICETEX	277	0	277
REFICAR	0	1,336	1,336
ESP GECELCA S.A. ESP.	0	81	81

Borrower	Guaranteed Debt	Non-guaranteed Debt	Principal Amount Outstanding as of November 30, 2024
	(millions of U.S. dollars)
EMPOPASTO S.A. ESP	11	0	11
TGI S.A. ESP	0	518	518
OLEDUCTO CENTRAL S.A.	0	400	400
COLOMBIA MOVIL S.A ESP	0	41	41
FIDUPREVISORA	101	0	101
GRUPO DE ENERGIA BOGOTA S.A. E.S.P.	0	1,662	1,662
I.S.A.	0	330	330
CONSORCIO FONDO DIAN PARA COLOMBIA 2020	49	0	49
DISTRITO BARRANQUILLA	84	270	353
CONCESIÓN COSTERA CARTAGENA BARRANQUILLA S.A.S	0	241	241
DISTRITO DE MEDELLIN	0	108	108
ESSA	0	35	35
EMPRESA METRO DE BOGOTA S.A.	0	0	0
Total Non-Financial Public Sector:	728	26,689	27,417
Financial Public Sector:
BANCOLDEX	256	0	256
FINDETER	360	55	415
Total Financial Public Sector:	616	55	670

TOTAL:	1,344	26,744	28,087

Totals may differ due to rounding.

(1)	Medium- and long-term indebtedness.
(2)	Subject to revision.

Source: Debt Database - Ministry of Finance.

Internal Public Debt

Direct Debt

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding as of November 30, 2024
			(millions of pesos)
Treasury Bonds	Various	Various	579,704,953
Pension Bonds	Various	Various	4,183,933
Peace Bonds	Various	Various	756
Constant Value Bonds	Various	Various	1,225,366
Security Bonds	Various	Various	0
Other Bonds	Various	Various	26,467
Other	Various	Various	1,826,780
Treasury Promissory Notes	Various	Various	58,569,950
Solidarity Instruments	Various	Various	9,741,703
Total			655,279,907

Totals may differ due to rounding.

Source: Debt Registry Office - General Directorate of Public Credit - Ministry of Finance.

Internal Public Debt

Guaranteed Debt (1)

Principal Amount Outstanding as of November 30, 2024(2)
(thousands of U.S. dollars)
Aguas y Aguas de Pereira	1,060
Bogota Distrito Capital	26,025
C.A.R.	0
Departamento de Antioquia	23,510
Distrito Barranquilla	83,605
Empresa Metro de Bogota S.A.	64
Empresas Públicas de Medellín (EPM)	154,889
Empresa de Transporte Masivo Del Valle de Aburrá (E.T.M V.A. Metro)	837
ICETEX	277,032
GECELCA S.A. E.S.P.	0
Empopasto S.A. E.S.P.	10,574
Fiduprevisora	101,024
DIAN	49,300
BANCOLDEX	255,533
FINDETER	360,352
Total	1,343,805

(1)	Medium- and long-term indebtedness. As of November 30, 2024, the Republic had no outstanding guarantees of floating public sector internal debt.
(2)	Principal amount outstanding on November 30, 2024, was converted to U.S. dollars at the corresponding exchange rate on November 30, 2024 (COP/USD = Ps. 4,419.59 / U.S.$1.00).

Source: Ministry of Finance.